						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2014	2013	2012	2011	2010	2014	2013
EARNINGS
Income from continuing operations	$72	$553	$14	$3	$7	$40	$88
Income tax expense (benefit)	(188)	196	(57)	(70)	(41)	3	18
Interest expense	149	208	197	105	117	37	38
Interest portion of rental expense	29	25	28	25	26	5	7
Amortization of deferred debt expense	14	65	54	26	81	4	3
Distributions less than earnings
of unconsolidated affiliates	(11)	(15)	(32)	(12)	(1)	(1)	—
	$65	$1,032	$204	$77	$189	$88	$154

FIXED CHARGES
Interest expense	$149	$208	$197	$105	$117	$37	$38
Interest portion of rental expense	29	25	28	25	26	5	7
Amortization of deferred debt expense	14	65	54	26	81	4	3
Capitalized interest	1	1	1	—	2	—	—
	$193	$299	$280	$156	$226	$46	$48

RATIO OF EARNINGS TO FIXED CHARGES	(D)	3.45	(C)	(B)	(A)	1.91	3.21

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $37 million would have been required for the year ended September 30, 2010.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $79 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.